For immediate release	Exhibit No. 99.1

FAIRMONT ANNOUNCES COMMENCEMENT OF PROCEEDINGS
TO RESOLVE TREATMENT OF CONVERTIBLE SENIOR NOTES

TORONTO, April 14, 2006 -- Fairmont Hotels & Resorts Inc. ("Fairmont") (TSX/NYSE: FHR) today announced that a group holding approximately US$145,000,000 of its US$270,000,000 principal amount 3.75% Convertible Senior Notes due 2023 (the "Notes") plans to oppose Fairmont’s proposed plan of arrangement (the “Arrangement”). The Arrangement, if approved by Fairmont shareholders and the Ontario Superior Court of Justice, would result in the acquisition of all of Fairmont’s outstanding common shares by a company ("Purchaser") owned by affiliates of Kingdom Hotels International and Colony Capital, LLC. The Arrangement is to be voted upon by Fairmont shareholders on April 18, 2006 and, if approved by Fairmont shareholders, is scheduled to be considered by the court on April 20, 2006.

The group of Noteholders delivered to Fairmont today court materials which this group intends to file with the Ontario Superior Court of Justice in support of its opposition to the Arrangement. This group alleges that the Arrangement is not fair to Noteholders. Fairmont believes that the position of the complaining Noteholders is without merit. The rights of the Noteholders are fully addressed by the trust indenture (the “Indenture”) under which the Notes were issued and Fairmont is taking all steps to ensure such rights are observed. The complaining Noteholders are Greywolf Capital Management L.P., Whitebox Advisors, LLC, Tenor Capital Management Co., LP, Lydian Asset Management and Ramius Capital Group, LLC.

Pursuant to the terms of the Indenture, the Notes will be convertible following the completion of the Arrangement into the same cash consideration per share which Fairmont’s shareholders will receive under the Arrangement. Specifically, Fairmont will satisfy any conversion of the Notes by way of a cash payment in the amount of US$1,192.68 for each US$1,000 principal amount of Notes converted (calculated by multiplying 26.5041 common shares by US$45.00, which is the per share consideration payable pursuant to the Arrangement). The objecting Noteholders assert that, notwithstanding the specific terms of the Indenture, all Noteholders are entitled to an additional amount due to loss of the right to convert the Notes into shares for the remainder of the period during which the Notes remain outstanding.

Fairmont has reminded this group of Noteholders that the Purchaser has made a separate offer to purchase all of the Notes at a price of US$1,192.68 for each US$1,000 principal amount of Notes, plus interest. This offer provides Noteholders with the opportunity to receive consideration for their Notes calculated on the same basis as the US$45.00 per share consideration to be received by Fairmont shareholders under the Arrangement.

Although Fairmont believes that the position of the Noteholders is without merit, as the Arrangement must be approved by the court, if the opposition of this group of Noteholders were successful, no assurance could be given as to whether the closing of the Arrangement would occur or as to the timing thereof. The April 18, 2006 special meeting of Fairmont shareholders will be held as scheduled and Fairmont intends to proceed with the court hearing on April 20, 2006 to seek final approval of the Arrangement, which would include disposing of these complaints.

This press release contains only a summary of certain provisions of the Notes and the Indenture governing the Notes. A complete explanation of the conversion rights of holders of the Notes, as well as the procedures required to convert Notes, is set forth in the Indenture. All Noteholders are urged to review the conversion provisions contained in the Notes and the Indenture in their entirety.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 87 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Emma Thompson
Executive Director Investor Relations
Tel: 1-866-627-0642
Email: investor@fairmont.com
Website: www.fairmont.com